

Mail Stop 4720

August 14, 2017

Randall M. Chesler
President and Chief Executive Officer
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, MT 59901

>   **Re: Glacier Bancorp, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed August 3, 2017**
>   **File No. 333-219659**

Dear Mr. Chesler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3552 with any questions.

Sincerely,

/s/ David Lin

David Lin
Staff Attorney
Office of Financial Services

cc: Stephen M. Klein, Esq.